Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces That the Intraday Indicative Value of its VelocitySharesTM 3x Long Crude Oil ETNs Was Equal to or Less Than Zero

New York April 21, 2020 Credit Suisse AG (“Credit Suisse”) announced today that the intraday indicative value of its 3x Long Crude Oil ETNs (the “ETNs”) was equal to or less than zero on April 21, 2020.

On April 21, 2020 the intraday indicative value of the ETNs was equal to or less than $0. As disclosed in the pricing supplement relating to the ETNs, because the intraday indicative value was equal to or less than $0, the closing indicative value of the ETNs on April 21, 2020, and on all future days, will be $0. Accordingly, because the amount of any payment due to holders at maturity, upon early redemption or upon acceleration is determined by reference to the closing indicative value of the ETNs, holders of the ETNs will not receive any payment on the ETNs.

Because the Closing Indicative Value of the ETNs will be $0 on April 21, 2020 and on all future days, investors who buy the ETNs at any time at any price above $0 will likely suffer a complete loss of their investment.

None of the other ETNs offered by Credit Suisse are affected by this announcement.

Title of ETN	Ticker Symbol	ETN CUSIP
VelocitySharesTM 3x Long Crude Oil ETNs linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	UWTIF	22539T316

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com
Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,860 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.